Exhibit 99.1

CORRECTION: Acasti Pharma Grants Stock Options

Laval, Québec, CANADA – June 16, 2017 – Acasti Pharma Inc. ("Acasti" or the "Corporation") (NASDAQ:ACST – TSX-V:ACST), today announced the correction of its stock option grant announcement made on June 14, 2017.  It was previously stated that Acasti granted an aggregate of 1,021,500 stock options to its employees, executives and members of the Board of Directors under the Corporation's Stock Option Plan. The correct number of stock options which should have been announced as granted was 647,900. This revised number of options remain subject to the terms and conditions of the plan, under which these options will vest in equal annual installments over a period of three years and will entitle the holders to purchase each common share of Acasti at a price of CDN $1.77, until June 14, 2027.

It was correctly stated in that press release that subject to the TSX Venture Exchange (TSXV) and disinterested shareholders' approvals at the Corporation's next annual and special meeting, the Board of Directors amended the existing stock option plan in order to increase the current limit of shares reserved for issuance under the plan, and approved the grant of an additional aggregate amount of 373,600 stock options to certain officers and members of the Board of Directors. Subject to the terms and conditions of the Corporation's stock option plan, these options will vest in equal annual instalments over a period of three years and will entitle its holder to purchase one common share of Acasti at a price of CDN $1.77, until June 14, 2027.

The stock options were granted as part of the Corporation's annual performance review in accordance with the Corporation's Long Term Incentive Program (LTIP).

About Acasti Pharma

Acasti Pharma is a biopharmaceutical innovator advancing a potentially best-in-class cardiovascular drug, CaPre® (omega-3 phospholipid), for the treatment of hypertriglyceridemia, a chronic condition affecting an estimated one third of the U.S. population. The Corporation's strategy is to initially develop and commercialize CaPre for the 3 to 4 million patients in the U.S. with severe hypertriglyceridemia. Since its founding in 2008, Acasti Pharma has focused on addressing a critical market need for an effective, safe and well-absorbing omega-3 therapeutic that can make a positive impact on the major blood lipids associated with cardiovascular disease risk. For more information, visit  www.acastipharma.com.

Forward Looking Statements

Statements in this press release that are not statements of historical or current fact constitute "forward- looking statements" within the meaning of the U.S. securities laws and Canadian securities laws. Such forward- looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Acasti to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," or "plans" to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Forward-looking information in this press release includes, but is not limited to, Acasti's use of the net proceeds from the Private Placement and the Offering and the results of activities conducted using such net proceeds.

The forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement, the "Cautionary Note Regarding Forward-Looking Information" section contained in Acasti's latest Annual Information Form, which also forms part of Acasti's latest annual report on Form 20-F and which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar/shtml and on the investor section of Acasti's website at www.acastipharma.com (the "AIF") and  the "Forward-Looking Information" section contained in the Final Prospectus, which is available on SEDAR at www.sedar.com. All forward-looking statements in this press release are made as of the date of this press release. Acasti does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Acasti's public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Additional information about these assumptions and risks and uncertainties is contained in the AIF under "Risk Factors."

Neither NASDAQ, the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE: Acasti Pharma Inc.

Acasti Contact:
Jan D'Alvise
Chief Executive Officer
450-686-4555 info@acastipharma.com www.acastipharma.com

Media Contact:
Jessica Dyas
Canale Communications
619-849-5385 jessica@canalecomm.com